September 28, 2020
Attn: Al Pavot, Ada Sarmento, Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:      Pulmonx Corporation
Registration Statement on Form S-1 (as amended) (SEC File No. 333-248635)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Pulmonx Corporation (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on September 30, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its outside counsel, Cooley LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,884 copies of the Preliminary Prospectus dated September 24, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.
In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.
Very truly yours,
BOFA SECURITIES, INC.
Morgan Stanley & Co. LLC
As Representatives of the several underwriters
[SIGNATURE PAGES FOLLOW]

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President
As representatives of the several underwriters.
cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP
[Signature Page to Acceleration Request Letter]